Skadden, Arps, Slate, Meagher & Flom llp
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285

April 27, 2009
Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
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RE:	Van Kampen Exchange Fund File Number 811-2611
Dear Mr. Greene:
     Thank you for your oral comments regarding the registration statement on Form N-1A filed on April 25, 2008 by Van Kampen Exchange Fund (the “Registrant” or the “Fund”). On behalf of the Registrant, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 34 to Registrant’s Registration Statement which will be filed under the Investment Company Act of 1940, as amended (the “1940 Act”) via IDEA on or about April 27, 2009.

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 1	The Registrant acknowledges the obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Comment 2	Please supplementally explain to the staff what the term “Exchange” in the Fund’s name means and whether there are any Rule 35d-1 of the 1940 Act implications.

Response 2	An “exchange fund’ is a type of investment company whereby initial shareholders contribute stock instead of or in addition to cash in “exchange” for shares of the investment company. The word “exchange” in the Fund’s name does not suggest

Mr. Larry Greene
April 27, 2009

a type of investment made by the Fund and the Fund does not believe that Section 35 of the 1940 Act or Rule 35d-1 thereunder is implicated thereby.

Comment 3	In the third and fourth paragraphs under the section entitled “Part A — Information Required in a Prospectus,” please replace the term “prospectus” with a more appropriate term, as this document is not a prospectus.

Response 3	Given that the Registrant is required to file its registration statement on Form N-1A and Part A of Form N-1A specifically refers to “Information Required in a Prospectus,” the Registrant respectfully believes that the term “prospectus” is the most appropriate term to use. Thus, the Registrant has not made any revisions to such term.

Comment 4	In the third paragraph of Item 6 of Part A, please add disclosure describing to what “proper form” refers.

Response 4	The Registrant has added the disclosure as requested.

Comment 5	In the fourth paragraph of Item 6 of Part A, please add the disclosure required by Rule 18f-1.

Response 5	The Registrant has added the disclosure as requested.
*                 *                 *
          The Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Edward Meehan at (212) 296-6982 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor